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                    CISCO SYSTEMS TO ACQUIRE GRANITE SYSTEMS

         Transaction will provide customers with multilayer Gigabit Ethernet switching technologies

         SAN JOSE, Calif. -- September 3, 1996 -- Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately held Granite Systems, Inc. for its standards-based multilayer Gigabit Ethernet switching technologies.

         Under the terms of the stock swap agreement, shares of Cisco common stock worth approximately $220 million will be exchanged for all outstanding shares and options of Granite Systems. The transaction will be accounted for as a pooling of interests. The transaction is expected to be completed by October 1996 and is subject to various closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Act and shareholder approval.

         Cisco's intent in acquiring Palo Alto, Calif.-based Granite Systems is to give customers a wider choice of backbone network technologies best suited for their individual network environments. Gigabit Ethernet switching (which can move data as fast as one billion bits per second) and multilayer switching are emerging new technology markets that can expand the choices Cisco customers have for campus network information transportation. Multilayer switching and Gigabit Ethernet may help alleviate traffic congestion on the network backbones resulting from new users, new bandwidth-hungry applications (such as multimedia, Internet access and groupware) and new high-performance servers. Granite Systems' approximately 50 employees, headed by former CEO Andy Bechtolsheim, will become part of Cisco Systems' Workgroup Business Unit.

         Granite Systems plans to deliver standards-based multilayer switching and Gigabit Ethernet through powerful application specific integrated circuit
(ASIC) switching engines that offer attractive price/performance solutions. Customers will also have the option of using this ASIC technology with Cisco IOS(TM) software to gain additional network services and interoperability for maximizing network performance, reliability and manageability. In addition, Granite System's Gigabit Ethernet and multilayer switching technology allows customers to use the CiscoFusion(TM) architecture for scalable switched internetworks.

         To promote standards-based interoperability for Gigabit Ethernet, Cisco and Granite Systems
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were two of the founding members of the Gigabit Ethernet Alliance. This multi-vendor effort now consists of more than 60 leading networking and computer companies committed to providing customers with open, cost-effective and interoperable Gigabit Ethernet solutions.

         Granite Systems was founded in 1995 by Andy Bechtolsheim, previously a founder and vice-president of technology at Sun Microsystems, and David Cheriton, professor of computer science at Stanford University, to develop high-performance multilayer switching solutions.

         Cisco Systems (NASDAQ: CSCO) is the leading global supplier of internetworking solutions for corporate intranets and the global Internet. Cisco's products -- including routers, LAN and WAN switches, dial-up access servers and network management software -- are integrated by Cisco IOS software to link geographically dispersed LANs, WANs and IBM networks. Company news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, Calif.

                                      # # #

This press release may consist of forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the S.E.C., specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Cisco IOS, CiscoFusion and Cisco Systems are trademarks, and Cisco and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. All other trademarks, service marks, registered trademarks or registered service marks mentioned in this document are the property of their respective owners.